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April 24, 2015	New York, New York 10022-4834
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Re:	Teladoc, Inc.
Draft Registration Statement on Form S-1
Submitted March 24, 2015
CIK No. 0001477449

Dear Mr. Riedler:

On behalf of our client, Teladoc, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Confidential Submission No. 2 (“Confidential Submission No. 2”) to the above-captioned Confidential Draft Registration Statement on Form S-1 of the Company submitted to the Commission on March 24, 2015 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Gorevic, the Company’s Chief Executive Officer, dated April 20, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Confidential Submission No. 2, marked to show changes against the Draft Registration Statement, in the traditional non-EDGAR format to each of Tara Keating Brooks, Vanessa Robertson, Joel Parker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 24, 2015

Market, Industry and Other Data, page ii

1.                                      We refer to the last two sentences of your first paragraph.  The inclusion of these statements might cause a potential investor to believe the registrant is not liable for some of the information included in your prospectus.  In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these sentences from your registration statement.  Alternatively, please clearly state that the registrant is liable for all of the information contained in the registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to delete the referenced disclosure. Please see page ii of Confidential Submission No. 2.

Prospectus Summary

2.                                      Please describe the meaning and significance of the following terms at your first reference:

•                                                Statistically Significant

•                                                Evidence Based clinical guidelines

•                                                Application Program Interface

•                                                National Committee for Quality Assurance and its certification process

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to replace the term “statistically significant” with “meaningful” as it relates to Client cost savings and to supplement the disclosure in respect of the other referenced terms. Please see pages 2, 6, 7, 8, 82, 86 and 92 of Confidential Submission No. 2.

Highly Scalable Solution, page 8

3.                                      We refer to your disclosure regarding the scalability of your business model.  We note that during your last fiscal year your sales increased but a larger increase in expenses contributed to a widening net loss.  In that regard, please explain to us why it is reasonable to describe your business as “scalable” and provide any additional disclosures as may be appropriate.  In the alternative, please eliminate this disclosure from your registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that its reference to a “highly scalable solution” refers only to the current capability of the Company’s platform to facilitate significant membership and Provider visit growth. In response to the Staff’s comment, the Company has revised the referenced disclosure in the Registration Statement to refer only to the scalability of the Company’s platform and remove the reference to the Company’s operating model. Please see pages 8 and 87 of Confidential Submission No. 2.

April 24, 2015

4.                                      We note your disclosure that services such as behavioral health, dermatology and other services are currently in development stages.  We also note your disclosure on page 10, that you have completed three acquisitions that have expanded your distribution capabilities and broadened your service offering, including into areas such as behavioral health.  Please revise your prospectus summary to clearly state the services your Providers currently offer and those services that you intend to offer through your Providers.  Please make any corresponding changes throughout your registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to clearly state its current services and those it intends to offer. Please see pages 9, 10 and 88 of Confidential Submission No. 2.

Clinical Capabilities Tailored to Telehealth, page 8

5.                                      We note your disclosure on page 9, stating that you believe your track record of zero medical malpractice claims is a testament to your clinical quality.  We also note that your corporation is not licensed to practice medicine and must contract with one or more professional associations and/or licensed physicians to provide telephone and online video consult to members.  Please expand your disclosure to explain to investors how medical malpractice or clinical quality relates to the services you provide directly or otherwise modify these statements as may be appropriate.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that is has revised the Registration Statement to clarify its belief that a track record of zero medical malpractice claims is a testament to the clinical quality of its Providers. Please see pages 9 and 87 of Confidential Submission No. 2.

Expand through Focused Acquisitions, page 10

6.                                      We note you disclose that you “have historically been successful in identifying, evaluating and integrating acquisitions that have created value for shareholders.” We also note your Summary Historical Financial Information on page 15, disclosing that you have incurred a net loss per share for the fiscal years ended December 31, 2013 and 2014.  Please expand your disclosure to further discuss how your acquisitions have created value for stockholders or otherwise revise your disclosure as may be appropriate.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to delete the referenced disclosure. Please see pages 10, 63 and 89 of Confidential Submission No. 2.

Risks Related to Our Business, page 10

7.                                      Please revise your bulleted risks to provide brief but specific information relating to your identified risks.  For example, what is the nature of your internal control weakness, what

April 24, 2015

types of risks do changes in the healthcare industry pose to your company and what are the current legal challenges to your business model.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see page 11 of Confidential Submission No. 2.

8.                                      Please supplement your list of bullet point risk factors to address:

•                                          The inability or potential inability of your Providers to provide services in certain states including the restrictions imposed by applicable regulations regarding the prescribing by Providers of certain medications;

•                                          Federal and state privacy and security regulations regarding the use and disclosure of personally identifiable information or medical information and the significant liability that could result from either failure to comply or a                                                cybersecurity breach;

•                                          Increasing competition in a growing industry with expected new entrants; and

•                                          Acceptance of telemedicine by a sufficient number of patients as only a few percent of your Members availed themselves of telemedical conferences last year (i.e. 300,000 appointments out of a Member population of 11,000,000).

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has supplemented the Registration Statement to add the requested disclosure. Please see page 11 of Confidential Submission No. 2.

Risk Factors, page 18

9.                                      We refer to your disclosure on page 127, “Choice of Forum.” Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your amended and restated certificate of incorporation and please include this disclosure in your discussion of Choice of Forum on page 127.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see pages 48, 49 and 129 of Confidential Submission No. 2.

Our business could be adversely affected by ongoing legal challenges..., page 18

10.                               Please revise your risk factor to describe the meaning and significance of “cross-coverage practice.”

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to clarify the referenced disclosure. Please see page 18 of Confidential Submission No. 2.

April 24, 2015

We are dependent on our relationships with affiliated professional entities..., page 19

11.                               Please revise your disclosure in this risk factor to identify the states in which you operate that require physicians to be employed by unaffiliated entities such as Teladoc Physicians, P.A.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to identify the states in which it operates that require physicians to be employed by unaffiliated entities. Please see page 19 of Confidential Submission No. 2.

We may become subject to medical liability claims..., page 26

12.                               Please expand your risk factor to disclose the amount of medical liability insurance you carry.  Also, for any other type of insurance coverage you maintain for risks discussed in other risk factors, please quantify the amount of insurance you carry.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see pages 26, 28, 34, 40 and 43 of Confidential Submission No. 2.

We may require additional capital to support business growth..., page 32

13.                               Please revise this risk factor heading and expand your disclosure in this risk factor to include current debt as well as indebtedness that may be incurred in the future.  In regard to current debt, please disclose the limitations imposed by lenders, covenants and the nature of any security interest.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see page 32 of Confidential Submission No. 2.

The price of our common stock may be volatile..., page 45

14.                               We note your disclosure in this risk factor relating to patents, product candidates, collaborations, competing products, in-licensing of product candidates or products and market conditions in the pharmaceutical and biotech industries.  We also note your second risk factor on page 49, disclosing that securities class action risk following a decline in market price is especially relevant for you because biotechnology companies have experienced significant stock price volatility in recent years.  These disclosures relate to pharmaceutical and biotechnology companies.  Please revise your risk factors to eliminate any references to industries in which you do not operate.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to eliminate any references to industries in which it does not operate. Please see pages 45 and 49 of Confidential Submission No. 2.

April 24, 2015

Use of Proceeds, page 51

15.                               We note your disclosure regarding your anticipated use of proceeds for working capital or other general corporate purposes.  Please note, pursuant to the requirements of Item 504 of Regulation S-K, where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.  Alternatively, if a registrant has a current plan a registrant must state the principal purposes that the proceeds are intended to be used beyond the contribution of proceeds to working capital and the approximate amount intended to be used for each such purpose.  We also note your disclosure under “Facilities” on page 94 that you are in the process of opening a physician network operations center in Dallas.  Accordingly, please revise this section and elsewhere throughout the prospectus as may be appropriate.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has no current specific plan for the proceeds, or a significant portion thereof, from the offering.  Accordingly, the Company has indicated working capital and general corporate purposes as its intended use of proceeds in the Registration Statement. The Company further respectfully advises the Staff that it has not identified specific investments or acquisitions to be funded with the net proceeds from the offering.  However, the Company confirms that it will revise the Registration Statement in a subsequent pre-effective amendment if and when any such specific use of proceeds is identified to include the information required by Item 504 of Regulation S-K.

Capitalization, page 53

16.                               Please separate the line item cash and cash equivalents in the table on page 54 with a double underline to clearly separate it from your capitalization.  Please revise the amount for total capitalization to exclude the amount for cash and cash equivalents.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add a double underline under cash and cash equivalents in the capitalization table and revise the amount for total capitalization to exclude the amount for cash and cash equivalents. Please see page 54 of Confidential Submission No. 2.

Contractual Obligations and Commitments, page 72

17.                               Please revise your table to include interest associated with your long-term debt.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see page 72 of Confidential Submission No. 2.

Warranties and Indemnification, page 75

18.                              Please revise your disclosure, if applicable, to include a discussion of any known infringement of third-party intellectual property rights.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it does not know of any third-party intellectual property infringement claims related to its services. The Company advises the Staff that if, prior to the effective date of the Registration Statement, a material infringement claim is asserted against the Company, it will include appropriate disclosure related to the same in a pre-effective amendment to the Registration Statement.

April 24, 2015

Stock-Based Compensation Expense, page 76

19.                               Please explain the reasons for the increase in fair value between the options granted in December 2014 of $2.63 and the common stock valuation of $3.81 determined at December 31, 2014.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the options granted in December 2014 were made with exercise prices based on the Company’s most recent independent third-party common stock valuation of $2.63 per share as of October 1, 2014.  Subsequently, the Company received an independent third-party common stock valuation of $3.81 as of December 31, 2014. The increase in fair value as of December 31, 2014 was primarily attributable to: (i) a 20% revenue increase used by the independent third-party valuation firm in calculating the present value of future expected returns as of December 31, 2014; and (ii) the Austin Court of Appeals’ ruling on December 31, 2014 granting the Company’s request for summary judgment invalidating the TMB’s prior position that the Company’s operations did not comply with the TMB’s current regulations governing the practice of medicine, which resulted in the removal of a factor negatively impacting the Company’s business outlook.

20.                               We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it will provide the requested information and analysis to the Staff when available.

Business, page 81

21.                               Please expand your disclosure to discuss your services agreement with TelaDoc Physicians, P.A.  Please provide the material terms of the agreement, each party’s rights and obligations, duration, termination provisions and any payment provisions and please file the agreement as an exhibit.  In addition, please include a brief summary of your relationship with TelaDoc Physicians, P.A. in your prospectus summary.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see pages 5 and 94 of Confidential Submission No. 2.

April 24, 2015

Increase Engagement by Our Members, page 89

22.                               We note your disclosure regarding your “current initiative to bring the remainder of [y]our customer service function in-house.” Please expand your disclosure in your business section to describe your agreements with third-party call centers.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see page 95 of Confidential Submission No. 2.

Technology and Operations, page 89

23.                               We refer to your disclosure in the second bullet point of the third paragraph on page 90.  Please describe the meaning and significance of “a fully functional RESTful API.”

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. Please see page 90 of Confidential Submission No. 2.

24.                               We refer to your disclosure in the fourth paragraph on page 90.  Please revise your disclosure to indicate what industry you are referring to in your discussion of “industry-standard process.”

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to indicate the industry referenced in its discussion of “industry-standard process.” Please see page 90 of Confidential Submission No. 2.

Clients and Members, page 91

25.                               It appears to us that you may have meant to use the word “employers” rather than “employees” in the first bullet.  Please revise or advise us as may be appropriate.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to revise the referenced disclosure. Please see page 91 of Confidential Submission No. 2.

Case Studies, page 91

26.                               Please identify the independent third-party commissioned by you to perform independent case studies on each of your two large Clients and file their consent to the use of their name in the prospectus as an exhibit to your registration statement.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the independent third party that performed the case studies is not an “expert” within the meaning of Rule 436 of the Securities Act and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as

April 24, 2015

such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third party in question is a data analytics company. As such, the third party is primarily a statistical data provider, which is not among the class of “experts” enumerated in Section 7 and subject Rule 436 unless the Company expressly identifies the data provider as an “expert” or the Company’s statements in the Registration Statement are purported to be made on the authority of the data provider as an “expert.” The Company advises the Staff that it has neither expressly identified the independent third party as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of the independent third party as an “expert.” Accordingly, in the absence of such requisite disclosure in the Registration Statement, the Company believes that the independent third party should not be considered an “expert” within the meaning of the U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. In this instance, the data provided by the independent third party and included in the Registration Statement was not prepared in connection with or for the purpose of including in the Company’s Registration Statement. As a result of the foregoing, the Company respectfully submits that the independent third-party commissioned to perform the case studies is not an “expert” for purposes of Rule 436 and, accordingly, a consent is not required to be filed as an exhibit to the Registration Statement.

27.                               Please revise your disclosure with respect to your two case studies to include the number and percentage of Members used to compute your findings in the respective studies and the duration of each study.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to supplement the referenced disclosure. Please see pages 91 and 92 of Confidential Submission No. 2.

28.                               Please tell us the methodologies and assumptions employed and any other relevant information that was used by the third party to compute the results of the studies described in each of the bullets on pages 91 and 92.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the third-party analytics firm employed two types of analysis in the studies it conducted.  In both studies, it conducted an “episode-based” analysis, and in the study of the nation’s largest home-improvement retailer, it also conducted a “per-member-per-month” analysis.  The purpose of each analysis was to compare spending on medical care and prescriptions before and after the implementation of Teladoc within these two large employers.

The “episode-based” analysis calculated short-term spending and resource use by the employer’s beneficiaries who used Teladoc as compared to similar beneficiaries who instead received care for the same conditions in physician offices or emergency departments. This analysis used claims data to identify the costs associated with a 30-day episode of care starting with a Member’s initial contact with the healthcare system via Teladoc or traditional point of care location. To eliminate variability in the data due to population differences, a matching process was created to match Teladoc users to office or ER users on 16 different characteristics.  The matching process resulted in pairings with like profiles and allowed for the following subsets to be analyzed:

•                                          Nation’s Largest Home Improvement Retailer:

○                5,531 matched pairs of Teladoc Members and office visit patients were analyzed; and

○                3,370 matched pairs of Teladoc Members and ER patients were analyzed.

•                                          Rent-A-Center:

○                2,624 matched pairs of Teladoc Members and office visit patients were analyzed; and

○                1,845 matched pairs of Teladoc Members and ER patients were analyzed.

The analysis compared use of office visits, ER visits and hospitalizations and spending in the 7- and 30-day windows following the initial healthcare encounter in the matched cohorts.

The “per-member-per-month” spending compared the average use and spending patterns among all beneficiaries of the home improvement retailer employer before and after Teladoc began offering services.  The analysis compared actual cost and use rates beginning in May 2012, when Teladoc was implemented as part of the employer’s benefits offerings, through December 2013 to the projected/expected costs based on claims information from the 16 months prior to implementation.

In each month before and after the introduction of Teladoc services to the employer’s beneficiaries, the study compared office visit utilization rates, ER utilization rates, hospitalization rates and healthcare spending.

29.                               Please provide us copies of the studies you refer to in this section for our examination.

Response: Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Company is supplementally furnishing with this response a copy of the case studies conducted by Veracity Healthcare Analytics. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor

April 24, 2015

any amendment thereto.  In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the reports are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act.

Facilities, page 94

30.                               Please file all material leases as exhibits.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has filed its material lease as Exhibit 10.16 to Confidential Submission No. 2.

Intellectual Property, page 99

31.                               We note that you currently own issued and pending trademarks and service marks which are used in connection with your services.  Please expand your disclosure to provide a detailed discussion of all of your material intellectual property including:

•                                          identification of the relevant trademark or service mark and whether such trademark or service mark is registered, pending registration or an unregistered common law mark; and

•                                          whether any such intellectual property is subject to any known rights of others including any impairments, assignments or pledges.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the referenced disclosure.  Please see page 100 of Confidential Submission No. 2.

Principal Stockholders, page 123

32.                               Please include footnote disclosure identifying the beneficial owners of the shares held of record by the five entities listed in your table of principal stockholders (i.e. the natural person(s) holding dispositive or voting power), in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it will revise the Registration Statement to include the requested disclosure in a subsequent amendment.

Other Comments

33.                               Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has submitted Exhibits 4.3, 4.4, 10.15, 10.16 and 21.1 with Confidential Submission No. 2 and will file the remaining exhibits as soon as practicable.

April 24, 2015

34.                               We note your placeholders for both “Cover Art” and “Back Page Art” in your prospectus cover page.  Please revise your prospectus to include the “Cover Art” and “Back Page Art” for our review.  Please also confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:  The Company respectfully notes the Staff’s comment and advises the Staff that it will revise the Registration Statement in a subsequent amendment to include the “Cover Art” and “Back Page Art” as well as any other graphics it intends to include for the Staff’s review.

35.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that at this time neither it nor anyone on its behalf has presented written communications to potential investors.  In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s offering has prepared, published or distributed research reports about the Company.  The Company further advises the Staff that, to the extent such written communications are made or used or reports are published, the Company will provide the Staff with copies under separate supplemental cover.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 or my colleagues Rachel W. Sheridan at (202) 637-2139 or Brandon J. Bortner at (202) 637-2117, with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

April 24, 2015

Jason Gorevic of Teladoc, Inc.

Mark Hirschhorn of Teladoc, Inc.

Adam C. Vandervoort of Teladoc, Inc.

Tara Keating Brooks

Vanessa Robertson

Joel Parker